Electra Meccanica to Attend Upcoming Investor Conferences in June

VANCOUVER, British Columbia, May 23, 2019 (GLOBE NEWSWIRE) -- Electra Meccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced that management will attend the 9th Annual LD Micro Invitational in Los Angeles and the ROTH London Conference in London.

Electra Meccanica management will host one-on-one meetings throughout the day at each event and is scheduled to present at the 9th Annual LD Micro Invitational as follows:

9th Annual LD Micro Invitational
Date: Tuesday, June 4, 2019
Presentation Time: 1:20 p.m. Pacific time
Location: Luxe Sunset Boulevard Hotel, Track 2 (11461 Sunset Blvd., Bel Air, CA 90049)

ROTH London Conference
Date: Wednesday, June 19, 2019
Location: InterContinental London Park Lane (One Hamilton Place, Park Ln, Mayfair, London, W1J 7QY, UK)

Conference participation is by invitation only and registration is mandatory. For more information, or to schedule a one-on-one meeting, please contact your LD Micro or ROTH representative.

About Electra Meccanica Vehicles Corp.

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released May 23, 2019